SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

MABVAX THERAPEUTICS HOLDINGS, INC.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

55414P108
(CUSIP Number)

Copy to:
Jonathan Honig
4263 NW 61st Lane
Boca Raton, FL 33496
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 25, 2015

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[ x] Rule 13d-1(c)
[   ] Rule 13d-1(d)

CUSIP No. 55414P108
1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jonathan Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	5	SOLE VOTING POWER 534,095(1)
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING	7	SOLE DISPOSITIVE POWER 534,095 (1)
PERSON WITH	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 534,095 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.17 (2)
12	TYPE OF REPORTING PERSON IN

(1)
Does not include 6,452 shares of the Issuer’s Series D Convertible Preferred Stock (“Series D Stock”) owned by the Reporting Person. Each share of Series D Stock is convertible into 100 shares of the Issuer’s common stock; however, the Certificate of Designation of the Series D Stock contains a 4.99% conversion blocker.

(2)
Based on 5,827,327 shares of the Issuer’s common stock outstanding as of March 25, 2015, the trigger date of this Schedule 13G. As of April 7, 2015, Mr. Honig owns less than of 5% of the Issuer’s outstanding common stock.

Item 1(a).              Name of Issuer:

MabVax Therapeutics Holdings, Inc.

Item 1(b).             Address of Issuer's Principal Executive Offices:

11588 Sorrento Valley Rd., Suite 20
San Diego, CA 92121

Item 2(a).              Name of Person Filing.

The statement is filed on behalf of Jonathan Honig (the “Reporting Person”).

Item 2(b).             Address of Principal Business Office or, if None, Residence.

4263 NW 61st Lane
Boca Raton, FL 33496

Item 2(c).              Citizenship.

The Reporting Person is a citizen of the United States.

Item 2(d).             Title of Class of Securities.

Common Stock, par value $0.01 per share.

Item 2(e).              CUSIP Number.

55414P108

Item 3.	Type of Person

IN

Item 4.                  Ownership.

(a) Amount beneficially owned: 534,095 (1).

(b) Percent of class: 9.17% (2).

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 534,095.

(ii) Shared power to vote or to direct the vote: 0.

(iii) Sole power to dispose or to direct the disposition of: 534,095.

(iv) Shared power to dispose or to direct the disposition of: 0.

(1)
Does not include 6,452 shares of the Issuer’s Series D Convertible Preferred Stock (“Series D Stock”) owned by the Reporting Person. Each share of Series D Stock is convertible into 100 shares of the Issuer’s common stock. However, the Certificate of Designation of the Series D Stock contains a 4.99% conversion blocker.

(2)
Based on 5,827,327 shares of the Issuer’s common stock outstanding as of March 25, 2015, the trigger date of this Schedule 13G. As of April 7, 2015, Reporting Person owns less than of 5% of the Issuer’s issued and outstanding common stock.

Item 5.                  Ownership of Five Percent or Less of a Class.

As of April 7, 2015, the Reporting Person owns less than 5% of the issuer’s issued and outstanding common stock.

Item 6.                  Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.                  Identification and Classification of Members of the Group.

Not applicable.

Item 9.                  Notice of Dissolution of Group.

Not applicable.

Item 10.                Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 10, 2015	By:	/s/ Jonathan Honig
Jonathan Honig